September 20, 2016

Mr. Larry Sprigel, Assistant Director

Celeste M. Murphy, Legal Branch Chief Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Hammer Fiber Optics Holdings Corp.

Form 8-K

Filed July 21, 2016

File No. 001-35876

Dear Mr. Sprigel and Ms. Murphy:

Hammer Fiber Optics Holdings Corp., a Nevada corporation (the “Company”), has received and reviewed your letter dated August 12, 2016, pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”).  Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 12, 2016.

Item 5.06 Change in Shell Company Status, page 3

1.

We note your disclosure in Section 2.3 on page 2 of Exhibit 10.01, Share Exchange Agreement, on Form 8-K filed April 28, 2016, that “Management represents that during the existence of the entity there has always been a viable business with ongoing operations and has had more than nominal operations.” We further note that you indicated by check mark on the cover page of your Form 10-K filed October 25, 2013 that you were a shell company. However, on Form 10-Q filed December 12, 2013 you did not indicate by check mark that you were a shell company. Please disclose here that you were previously deemed a shell company as defined by Rule 405 of the Securities Act. Further, please explain how you made the determination between October 25, 2013 and December 12, 2013 that you were no longer a shell company and why you did not file Item 5.06 disclosure at that time.

RESPONSE:

The indication that we were shell reflected on the October 25, 2013 that the Company was a shell was an inadvertent clerical mistake. The Company believes that its past operations were sufficient to satisfy the requirements necessary to not be deemed a shell since inception. Please refer to our response to comment 3, below.

Business, page 3

2.

Please disclose how long Hammer Fiber Optic Investments, Ltd. has been in business.

RESPONSE:

We have revised Page 3 to include the following language:

“Hammer Fiber Optics Investments, Ltd. was formed in the State of Delaware on June 13, 2014.”

3.

We note your disclosure on Form 10-Q filed on December 19, 2014 that you did not reach the exploration stage and considered yourself to be a “pre-exploration stage company.” Please disclose here that Recursos Montana S.A. was a shell company and clarify that you did not reach the exploration stage so that your description is consistent with prior filings.

RESPONSE:

We respectfully submit to the Commission that the Company is not a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934; instead, the Company has been a “start-up” company which the Commission explicitly differentiates in Footnote 172 to SEC Release No. 33-8869 from “shell” companies covered under Rule 144(i)(1)(i) (the “Rule”). In adopting the definition of a shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

In the Release, the Commission states:

“We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.”

Accordingly, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case. As disclosed in the Company’s prior filings including, on its Annual, Quarterly and Current Reports, that the Company is and has been actively engaged in the implementation and deployment of its business plan. Should the direction of that business plan change, as long as there is no break between the former business direction and plan of operation and the implementation and deployment of the then “new” direction of the Company, such change of course, if determined by Management to be in the best interest of the Company and its shareholders, should not constitute a red flag or be definitive quantitative evidence that the Company is or was a “shell company.”

Accordingly, as the instant matter is related foregoing, the Company has been diligently pursuing its plans of operation since its inception. To this end the following is a brief description of the Company’s prior activities and should illuminate the natural progression of the Company from inception to its current business plan and plan of operations:

•

The Company was incorporated in the State of Nevada on September 23, 2010, under the name Recursos Montana S.A. The Company’s principal activity was as an exploration stage company engaged in the acquisition and exploration of mineral properties then owned by the Company.

•

On February 2, 2015, the Company entered into a Share Exchange Agreement with Tanaris Power Holdings, Inc. Tanaris Power Holdings, Inc. was the owner of certain rights in connection with the marketing and sale of smart lithium-ion batteries and battery technologies for various industrial vehicles markets and related applications.

•

On April 25, 2016, the Company entered into a Shares Exchange Agreement with Hammer Fiber Optics Investments Ltd. Hammer Fiber Optic Investments Ltd. is an alternative telecommunications carrier that is poised to position itself as the premier provider of diversified dark fiber networking solutions as well as high capacity broadband wireless access networks in the New Jersey [Southern and Central region] and the Metro Philadelphia area.

The Company’s operations have been more than just “nominal.” The Company’s original management only recently changed hands and those founders worked diligently, since the Company’s inception, to identify and pursue viable business opportunities and when those opportunities arose the Company and its management use every reasonable effort to exploit the business plan and plan of operations of the Company for the ultimate benefit of the Company’s shareholders.

As the Commission points out in the Release, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis.  Respectfully the Company submits that operations are more than “nominal” and that it is not a “shell company.”

4.

We note that you refer to your wholly-owned subsidiary as HFO Holdings, Hammer Fiber Optics Holdings Corp., and HMMR Fiber Optics Holding Corp. Please define the term the first time you use it and be consistent throughout your disclosure.

RESPONSE:

We have amended the filing accordingly.

5.

Please clarify that your shares of common stock began trading on the OTC BB under the ticker symbol “HMMR” so that investors are not confused about where your stock currently trades.

RESPONSE:

We have revised Page 3 to include the following language:

“Accordingly, thereafter the Company’s name was changed and our shares of common stock began trading on the Over the Counter Bulletin Board (OTCBB) under our new ticker symbol “HMMR” as of May 27, 2016.”

6.

Please estimate the amount that your company spent during each of the last two fiscal years on research and development activities. Please refer to Item 101(h)(4)(x) of Regulation S-K.

RESPONSE:

During the fiscal year July 31st, 2015 the company spent $596,591.75 on research and development activities for the company’s Air system to obtain operability in the necessary distribution frequency of 28 GHZ.  No capital was spent in the fiscal year July 31st 2014.

7.

Provide us with copies of any reports and industry analysis that you cite or upon which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

We refer you to the following statements:

•

Page 5: “We have therefore decided to enter this market without the involvement and/or validation of the incumbent operators who are all actively engaged in depreciating their existing massive legacy technology CAPEX commitments.”

RESPONSE:

This comment is our opinion of the market as it stands today.  Trying to introduce a new high speed wireless technology via the incumbent operators would be ineffective as it is unlikely for them to introduce new technology that would render their own massive investments redundant.  So, we decided it would be best not to strategically align with the incumbent and deploy this network architecture independently.  Attached is an example of how incumbents are depreciating their legacy infrastructure:  http://arstechnica.com/information-technology/2014/08/why-verizon-is-trying-very-hard-to-force-fiber-on-its-customers/3/

•

Page 9: “As per capita incomes start improving as a result of the Hammer Fiber Optic project, more people will be able to afford access to Hammer services …”

RESPONSE:

This statement should be amended to say the following: “as per capita incomes start improving as a result of a better economic outlook, more people will be able to afford access to Hammer services in the region and it is as or more affordable than competitive offerings for similar speeds.”

•

Page 10: “The Hammer Wireless Access Technology has been awarded to Hammer on an EXCLUSIVE basis across the entire State of New Jersey, USA.”

RESPONSE:

Exclusivity Agreement will be provided and attached to this submission.

•

Page 11: “Competition in the chosen markets covered by the Company is virtually non-existent ….”

RESPONSE:

Competition in the chosen markets covered by the Company is reduced typically to a single incumbent operator and satellite services and is more likely to stay that way since actions by the largest providers of potential fiber optic service has stalled.  These markets are suburban and rural markets and many of them were affected adversely by Hurricane Sandy.  This link describes the incumbent’s intention not to return to an impaired market within part of our projected service area with their traditional landline services:  http://www.nytimes.com/2013/10/15/technology/on-a-new-jersey-islet-twilight-of-the-landline.html?_r=0

•

Page 11: “This is evident from literally hundreds of reports from all the main providers in the area. For example: “Verizon current CEO found even bigger profits could be made from its prestigious wireless division. McAdams has shifted … with wireless home phone replacements and wireless broadband.”

RESPONSE:

This quote was part of an article discussing Verizon’s move into wireless 5G distribution.  The link to the source is http://stopthecap.com/2016/08/02/verizon-5g-finally-fiber-broadband-service-verizon-executives-like/

Risk Factors, page 11

8.

Please add risk factor disclosure to inform investors that a large portion of your shares are held by the directors and named executive officers of the company and that, as a result, investors may have limited influence on the company’s corporate governance.

“Our directors and named executive officers are also our principal stockholders, as such they will be able to exert significant influence over matters submitted to stockholders for approval, which could delay or prevent a change in corporate control or result in the entrenchment of management or the Board of Directors, possibly conflicting with the interests of other stockholders.

Our directors and named executive officers are also our principal stockholders as such they exert significant influence in determining the outcome of corporate actions requiring stockholder approval and otherwise control of our business. This control could have the effect of delaying or preventing a change in control or entrenching management or the Board of Directors, which could conflict with the interests of our other stockholders and, consequently, could adversely affect the market price of our common stock.”

Management’s Discussion and Analysis

Forward-Looking Statements, page 15

9.

Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

RESPONSE:

We have amended the Filing to remove the references to 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Results of Operations, page 16

10.

Please state whether the company recorded any income during the fiscal year ended July 31, 2015. Please explain how cash increased from $10,415 at July 31, 2014 to $1,384,527 at July 31, 2015.

RESPONSE:

No income was recorded during the fiscal year ending July 31, 2015.  Cash increased during that period from investment capital.

11.

Please expand the disclosure to explain the nature of the management fees capitalized as of July 31, 2015 and the reason for capitalizing these fees rather than expensing the fees as incurred.

RESPONSE:

During the period ending July 31, 2015 the management of the company was directly involved in putting the equipment and network architecture in service along with other employees as the management’s background was in network design and implementation.  Several management members were explicitly hired for the ground level expertise in setting up network architecture.

Liquidity and Capital Resources, page 16

12.

Please disclose here that your independent auditors have expressed the opinion that there is substantial doubt about the ability of the Company to continue as a going concern.

RESPONSE:

We have amended the Filing to include the following language:

“As at July 31, 2015, the Company has a going concern assumption as the Company has earned insignificant revenue, has no certainty of earning revenues in the future, has a working capital deficit and an accumulated deficit since inception. The Company will require additional financing to continue operations–either from management, existing shareholders, or new shareholders through equity financing. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.”

Off-Balance Sheet Arrangements, page 16

13.

Please consolidate the two sections entitled “Off-Balance Sheet Arrangements” or advise.

RESPONSE:

We have amended the filing accordingly.

Item 5. Directors and Executive Officers

Identification of Executive Officers and Directors of the Company, page 18

14.

Please provide all information required by Item 401 of Regulation S-K. For example, you did not provide ages of all directors and executive officers nor positions and offices with the registrant held by each such person.

RESPONSE:

We have amended the Filing accordingly.

Item 6. Executive Compensation, page 21

15.

Please provide a footnote explanation to “All Other Compensation” so that investors will understand what is included in this column.

RESPONSE:

We have amended the Filing to include the following footnote, as footnote #2, to the “Executive Compensation’ table:

“The “All Other Compensation” column is used to disclose the aggregate amount of all compensation that the company could not properly report in any other column of the Summary Compensation Table (with a limited exceptions).”

Item 7. Certain Relationships and Related Party Transactions, page 22

16.

We note your disclosure that no associate or affiliate has any material interest in any transaction that has occurred during the past fiscal year. However, Item 404(d) of Regulation S-K requires disclosure for the prior two fiscal years. Please revise or advise.

RESPONSE:

We have revised the filing accordingly.

Item 9. Market Price of and Dividends of the Registrant’s Common Equity and Related

Stockholder Matters, page 23

17.

 Please provide all information required by Item 201 of Regulation S-K. For example, you did not provide information regarding market information for the company’s shares and holders of the company’s shares.

RESPONSE:

We have amended the Filing to include the information required by Item 201 of Regulation S-K.

Exhibits, page 25

18.

We are unable to locate the Amendment to the Articles of Incorporation because they were not filed with the SEC on March 1, 2015. Please advise or refile this exhibit.

RESPONSE:

We believe that the Exhibit was not filed as part of our Current Report on Form 8-K on March 1, 2015 as a clerical error. In addition, it was mistakenly labeled the exhibit as an Amendment to the Articles of Incorporation when it should have been labeled Articles of Merger. Accordingly, we have included the Articles of Merger as Exhibit 3.01b hereto.

Exhibit 99.1 - Financial Statements

19.

Please include the unaudited interim financial statements of Hammer Fiber Optic Investments, Ltd. as of April 30, 2016 in the Form 8-K.

RESPONSE:

The unaudited interim financial statements of Hammer Fiber Optic Investments. Ltd as of April 30th 2016 are attached.

Report of Independent Registered Public Accounting Firm, page 1

20.

Please ask your accountants to revise the explanatory language regarding going concern basis to include reference to the disclosure of management’s plan pursuant to AU Section 508.

RESPONSE:

Our auditors have revised their opinion accordingly.

Note 2 – Summary of Significant Accounting Policies, page 6

Capitalized Software Costs, page 6

21.

Please expand the disclosure to clarify why the consulting fees incurred during the period were capitalized rather than expensed as incurred. Describe the nature of the costs and the basis for determining whether the projects were in the preliminary project stage or the application development stage. See ASC 350-40-25-1 and 350-40-25-2 for guidance.

RESPONSE:

We have updated our disclosure in summary of significant accounting policies to include the information requested.

Note 10 – Subsequent Events, page 9

22.

We note that the share exchange agreement has not yet been finalized or closed as of the date of the financial statements. Please clarify the disclosure to state that the transaction was consummated on July 19, 2016.

RESPONSE:

We have revised the subsequent events disclosure to clarify that the share exchange agreement was consummated on July 19, 2016.

23.

Please expand the disclosure to clarify whether the Private Placement of $2,400,000 since August 1, 2015 and the loan of $2,400,000 on January 13, 2016 were separate transactions.

RESPONSE:

We have amended the Filing to include disclosure that these were two separate transactions.

END OF COMMENT RESPONSES

In connection with the Company’s responding to the comments set forth in the July 28, 2016 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Michael Cothill

Michael Cothill, Chief Executive Officer